UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

[ X ] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004

[    ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from _________ to _________

Commission File Number 000-24503

Whidbey Island Bank 401 (k) Plan

WASHINGTON BANKING COMPANY

450 SW Bayshore Drive

Oak Harbor, Washington 98277

_______________________________________________

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive officer)

WHIDBEY ISLAND BANK 401(K) PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND

FINANCIAL STATEMENTS WITH SUPPLEMENTAL INFORMATION

December 31, 2004 and 2003

WHIDBEY ISLAND BANK 401(K) PLAN

TABLE OF CONTENTS

PAGE
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FINANCIAL STATEMENTS

     Statement of Net Assets Available for Benefits

     Statement of Changes in Net Assets Available for Benefits

     Notes to Financial Statements

SUPPLEMENTAL INFORMATION

     Form 5500 and Required Portion of Schedule H

EXHIBITS

     23 Consent of Independent Accountants

SIGNATURES	1 2 3 4-7 8 9 9

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administration Committee

Whidbey Island Bank 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Whidbey Island Bank 401(k) Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Whidbey Island Bank 401(k) Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the fiscal year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule on page 8 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ MOSS ADAMS LLP

/s/ MOSS ADAMS LLP

Bellingham, Washington

May 24, 2005

WHIDBEY ISLAND BANK 401(K) PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2004 AND 2003

ASSETS

	2004	2003

Assets
Investments	$8,213,591	$6,422,157
Participant loans	41,900	95,872
Contribution receivables
Participant contributions	—	33,910
Employer contributions	—	7,193

	—	41,103

Net Assets Available for Benefits	$8,255,491	$6,559,132

See accompanying notes to these financial statements.	2

WHIDBEY ISLAND BANK 401(K) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2004

Additions to Net Assets Attributed to:

Investment Income	2004

Cash dividend on Company stock	$41,049
Stock dividend on Company stock	270,533
Interest on participant loans	4,567
Interest on guaranteed investment contracts	2,132
Net appreciation in fair value of investments	955,294

1,273,575
Contributions
Employer	196,800
Participant
Salary deferral	890,368
Rollover	129,423

1,216,591

Total additions to net assets	2,490,166

Deductions From Net Assets Attributed to:
Benefits paid to participants	765,571
Administrative expenses	28,236

Total deductions from net assets	793,807

Net Increase in Net Assets Available for Benefits	1,696,359

Net Assets Available for Benefits, beginning of year	6,559,132

Net Assets Available for Benefits, end of year	$8,255,491

See accompanying notes to these financial statements.	3

WHIDBEY ISLAND BANK 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004 AND 2003

NOTE 1 – DESCRIPTION OF PLAN

The following brief description of the Whidbey Island Bank 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General – The Plan is a defined contribution plan, adopted January 1, 1993, to provide retirement and disability benefits to the employees of Whidbey Island Bank (the “Bank” and/or “Sponsor”) and Washington Funding Group, Inc, wholly owned subsidiaries of Washington Banking Company (the “Company”). Washington Funding Group, Inc., a wholesale mortgage real estate lending company (“WFG”), was a former subsidiary of the Company, which was a Washington State corporation formed in January 2003. The primary purpose of this subsidiary was to provide a loan-funding source for brokers of mortgage loans. The Company closed WFG’s operations effective June 30, 2004. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and subsequent amendments.

Employer Contributions – The Bank matches 50% of each participant’s elected contributions, up to 5% of their eligible compensation. At the discretion of the Bank’s Board of Directors, annual profit sharing contributions are also allocated to eligible employees based upon annual participant earnings. Employees become eligible to receive matching and profit sharing contributions as of January 1, or July 1 after completing one year of service. For eligibility purposes, an employee is deemed to have one year of service upon completing 1,000 hours of service.

Participant Elected Contributions – All employees age twenty-one or older may elect to contribute a portion of their compensation into the Plan on a tax-deferred basis. The participant’s contribution may not exceed limits established in the Internal Revenue Code. Employees are eligible to make contributions on the first day of the month following their hire date. Withheld amounts are deposited by the Bank into the Plan as soon as practicable, but no later than the 15th business day following the end of the month in which amounts are contributed by employees or withheld from their wages.

Participant Accounts – Separate accounts are maintained for each participant’s contributions and allocated share of Plan earnings, Bank contributions and forfeitures. Plan earnings and Plan expenses are allocated based on each participant’s relative account balance.

Vesting – Participants are fully vested in their participant elected and employer-matching contributions at all times. For vesting of discretionary employer profit sharing contributions, an employee must complete 1,000 hours of service during a vesting computation period in order to receive credit for one year of service. Employer profit sharing contributions vest as follows: 1 year of service – 0%; 2 years – 20%; 3 years – 40%; 4 years – 60%; 5 years – 80%; 6 years – 100%. Participants become fully vested at the age of 65, upon the participant’s death or upon permanent disability.

Forfeitures – A forfeiture is the non-vested portion of a participant's account that is lost upon termination of employment. Forfeitures are used to reduce the Plan sponsor's matching contributions. As of December 31, 2004, there were no forfeitures used to reduce employer matching contributions.

Investment Options – The Plan’s trustees establish investment options including the Sponsor’s common stock, Washington Banking Company. Participants direct their contributions into any of the available investment options. The Plan does not require collateral or other security to support these financial instruments.

Participants may change their investment options at any time.

Investment securities are exposed to various risks, such as interest rate, market, and credit risk. In addition, many of the Plan’s investments are, by their nature, concentrated in certain industry segments or investment types, which may create additional risks due to investment concentrations. It is reasonably possible, given the level of risk associated with investment securities, that changes in the near term could materially affect participants’ account balances and the amounts reported in the financial statements.

WHIDBEY ISLAND BANK 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004 AND 2003

NOTE 1 – DESCRIPTION OF PLAN (Continued)

Payment of Benefits – On retirement, death, disability or termination, a participant may elect to receive their vested account balance in a lump sum amount or monthly, quarterly, or annual installment payments over a fixed reasonable period not to exceed the life expectancy of the employee or the employee’s beneficiaries. With approval of the Sponsor, early withdrawals may be paid by the Plan to those employees experiencing a financial hardship as defined by the Plan.

Administrative Expenses – All administrative expenses of the Plan may be paid out of the Plan’s assets if the Sponsor does not pay the expenses directly. The Sponsor paid a portion of the expenses in 2004.

Plan Termination – Although it is currently the intent of the Bank to continue the Plan, the Bank may terminate the Plan upon giving 60 days notice to the Trustee. In the event of such discontinuance, the net assets of the Plan would be distributed to the participants in the proportion determined by their respective accounts. Upon termination, all participants’ accounts would become fully vested.

Loans – Participant loans are made at the discretion of the Plan administrator. Loans cannot exceed the lesser of 50% of the participant’s total vested account balance or $50,000. Loans are collateralized by participant account balances and bear interest at rates that range from 6.00% to 8.50%, which are commensurate with local prevailing rates. Principal and interest is paid ratably through payroll deductions.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following significant accounting policies were used to prepare the financial statements in accordance with generally accepted accounting principles:

Basis of Accounting – The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates – The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition – The Plan’s investments are stated at fair value. Quoted market prices are used to value investments in the Sponsor’s common stock. Shares held in Separate Pooled Accounts with Principal Financial Group (‘Principal”) are valued at the net asset value of shares held by the Plan at year-end. The Plan received income from a 15% stock dividend on Company stock distributed on February 26, 2004.

Net appreciation of pooled separate accounts includes interest, dividends realized and unrealized gains or losses.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Guaranteed investment contracts are stated at contract value, which represent contributions made under the contract, plus earnings at contract rates, less participant withdrawals and administrative expenses.

Benefit Payments – Benefits are recorded when paid.

WHIDBEY ISLAND BANK 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004 AND 2003

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Federal Income Tax – The Plan had received a determination letter dated October 26, 1994 indicating that the Plan was qualified under the appropriate sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Internal Revenue Code.

NOTE 3 – INVESTMENTS

Investment –The Plan’s investments, excluding Sponsor common stock held by American Stock Transfer & Trust Company, are held under a group annuity contract with Principal. Principal maintains contributions in pooled separate accounts and guaranteed investment contracts, at the direction of Plan participants. The accounts are credited with earnings on the underlying investments and charged for Plan withdrawals and administrative expenses.

The following is a summary of investments other than participant loans at December 31, 2004 and 2003:

	2004 Fair Value		2003 Fair Value

Investments at fair value as determined by quoted market price:
Washington Banking Company common stock	$2,713,787	*	$2,034,742	*
Shares of pooled separate accounts
Principal Partners Mid-Cap Value	720,261	*	488,748	*
Janus Advance Capital Appreciation	645,130	*	494,803	*
Principal Partners International	561,885	*	427,981	*
Principal Partners Mid-Cap Growth II**	541,339	*	436,540	*
Principal Money Market	474,140	*	421,047	*
Principal Partners Mid-Cap Growth I	429,855	*	374,681	*
Principal HQ Int-TM Bond	367,815		334,083	*
Putman Equity Inc.	281,304		247,718
INVESCO Small Company Group	265,848		210,133
American Century Small Company Value	227,135		137,257
Principal Partners Large-Cap Blend	184,716		107,534
Principal Medium Company Blend	157,260		118,067
Russell LifePoints Equity Aggressive Strategy	123,967		74,057
Principal Total Market Stock Index	115,869		101,029
Russell LifePoints Aggressive Strategy	106,978		83,805
Russell LifePoints Moderate Strategy	101,336		50,608
Russell LifePoints Balanced Strategy	96,432		75,171
Russell LifePoints Conservative Strategy	29,513		19,568
Putman High Yield Trust	—		89,220
Guaranteed Interest Accounts	63,341		60,156
Cash and Cash Equivalents	5,680		35,209

	$8,213,591		$6,422,157

*Investment represents 5% or more of net assets available for benefits.

** This pooled account was subject to a name change during 2004 and was known as Fidelity Advance Mid-Cap at December 31, 2003.

WHIDBEY ISLAND BANK 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004 AND 2003

NOTE 3 – INVESTMENTS (Continued)

During 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

2004

Investments at fair value as determined by quoted market price:
Shares of Bank common stock	$310,675
Pooled separate accounts	645,006
Guaranteed investment contracts	(387)

Net unrealized appreciation in fair value	$955,294

NOTE 4 – RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of separate pooled accounts managed by Principal Financial Group. Principal Financial Group is the trustee as defined by the Plan and qualifies as a party-in-interest. The Plan also invests in the common stock of Washington Banking Company.

SUPPLEMENTAL INFORMATION

WHIDBEY ISLAND BANK 401(K) PLAN

EIN NUMBER 91-0726237

PLAN NUMBER 001

FORM 5500 AND REQUIRED PORTION OF SCHEDULE H

DECEMBER 31, 2004

FORM 5500 AND REQUIRED PORTION OF SCHEDULE H

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

* Indicates party in interest

** Historical cost information not required for participant directed accounts

(a)		(b)	(c)	(d)	(e) Current
		Issuer	Investment Description	Cost**	Value

Shares of pooled separate accounts:
	*	Principal Life Insurance Company	Principal Partners Mid-Cap Value, 27,601 units	**	$720,261
	*	Principal Life Insurance Company	Janus Advance Capital Appreciation, 25,601 units	**	645,130
	*	Principal Life Insurance Company	Principal Partners International, 21,064 units	**	561,885
	*	Principal Life Insurance Company	Principal Partners Mid-Cap Growth II, 15,384 units	**	541,339
	*	Principal Life Insurance Company	Principal Money Market, 10,743 units	**	474,140
	*	Principal Life Insurance Company	Principal Partners Mid-Cap Growth I, 24,868 units	**	429,855
	*	Principal Life Insurance Company	Principal HQ Int-TM Bond, 24,774 units	**	367,815
	*	Principal Life Insurance Company	Putman Equity Inc., 9,150 units	**	281,304
	*	Principal Life Insurance Company	INVESCO Small Company Group, 6,978 units	**	265,848
	*	Principal Life Insurance Company	American Century Small Company Value, 8,404 units	**	227,135
	*	Principal Life Insurance Company	Principal Partners Large-Cap Blend, 9,175 units	**	184,716
	*	Principal Life Insurance Company	Principal Medium Company Blend, 2,748 units	**	157,260
	*	Principal Life Insurance Company	Russell LifePoints Equity Aggressive Strategy, 9,997 units	**	123,967
	*	Principal Life Insurance Company	Principal Total Market Stock Index, 10,914 units	**	115,869
	*	Principal Life Insurance Company	Russell LifePoints Aggressive Strategy, 8,267 units	**	106,978
	*	Principal Life Insurance Company	Russell LifePoints Moderate Strategy, 7,426 units	**	101,336
	*	Principal Life Insurance Company	Russell LifePoints Balanced Strategy, 7,041 units	**	96,432
	*	Principal Life Insurance Company	Russell LifePoints Conservative Strategy, 2,163 units	**	29,513
	*	Principal Life Insurance Company	Putman High Yield Trust, 0 units	**	—
	*	Principal Life Insurance Company	Guaranteed Interest Accounts	**	63,341
	Charles Schwab		Cash and Cash Equivalents	**	5,680
*	Washington Banking Company		Common Stock, 149,498 shares	**	2,713,787
*	Participant loans		Rates ranging from 6.00% to 8.50%, collateralized
			by participant's vested equity accounts		41,900

EXHIBITS

23 Consent of Independent Accountants

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee or other persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: June 29, 2005
WHIDBEY ISLAND BANK 401 (k) PLAN
By /s/ Michal D. Cann
Michal D. Cann, Trustee

9